75 YEARS 1932-2007

07027977

082-34843

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 05 2007
WASH. D.C.
161

29. Oktober 2007

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Dear Sir or Madam ,

Attached please find our adhoc announcements of 29.Oktober 2007.
The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

www.palfinger.com
PALFINGER AG
F-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg, Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

Dew 11/19

PALFINGER

Adhoc - INFORMATION

PALFINGER übernimmt einen der weltweit führenden Hersteller für Ladebordwände

- 100-prozentige Akquisition der MBB Liftsystems AG
- Bedeutende Stärkung des Produktbereichs TAIL LIFT
- Fortsetzung der Internationalisierungs- und Diversifikationsstrategie
- Akquisition erhöht Konzernumsatz um rund 10 Prozent

Bergheim / Salzburg, am 29. Oktober 2007

PALFINGER übernimmt vorbehaltlich der Zustimmung der österreichischen und der deutschen Wettbewerbsbehörde mit MBB einen der Top-Drei-Player am weltweiten Markt für Ladebordwände. Die deutsche MBB Liftsystems AG hat ihren Hauptsitz in Ganderkesee / Hoykenkamp nahe Bremen sowie Vertriebstochtergesellschaften in Großbritannien, Frankreich, Belgien, der Slowakei und in den USA. Mit jahrzehntelanger Erfahrung in der Entwicklung, Produktion und dem Vertrieb von Ladebordwänden verfügt das Unternehmen über eine umfangreiche, technisch ausgereifte Produktpalette, die am Markt gut etabliert ist. Im Geschäftsjahr 2007 wird MBB mit 260 Mitarbeitern einen Umsatz von rund 65 Mio EUR erzielen.

MBB verfügt über Händler bzw. Vertriebspartner in knapp 40 Ländern weltweit. der Gerätebestand im Markt von derzeit rund 100.000 Ladebordwänden zeigt die starke Marktposition.

Der Hauptstandort von MBB in Deutschland wird das Kompetenzzentrum für die kontinentaleuropäischen PALFINGER Ladebordwände werden. Die speziell für Großbritannien zugeschnittenen RATCLIFF Produkte sowie der MBB Standort in den USA, der auch eine Montage umfasst, bleiben davon unberührt. Das bestehende und bewährte MBB Management wird im Unternehmen bleiben und die Integration in die PALFINGER Gruppe unterstützen.

Diese Akquisition entspricht der Strategie von PALFINGER, durch Internationalisierung und Diversifikation zu wachsen. MBB wird in der PALFINGER Gruppe als Teil der Division TAIL LIFT innerhalb des Sekundärsegments „HYDRAULISCHE SYSTEME und SERVICES" agieren und damit dem Segment ein stärkeres Gewicht geben. PALFINGER wird dadurch mit einem weiteren Produkt zu den Top Drei weltweit gehören und unabhängiger von regionalen und branchenspezifischen Schwankungen in den Hauptgeschäftsfeldern sein.

Rückfragehinweis:
Hannes Roither, PALFINGER AG
Konzernsprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

PALFINGER

Adhoc - R E L E A S E

PALFINGER takes over one of the global leaders in tail lift manufacturing

- 100 percent acquisition of MBB Liftsystems AG
- Considerable strengthening of the TAIL LIFT product division
- Continuation of PALFINGER's internationalisation and diversification strategy
- Acquisition will increase the Group's revenues by around 10 percent

Bergheim, Salzburg, 29 October 2007

Subject to the approval of the Austrian and German antitrust authorities, PALFINGER will take over MBB, one of the top-three players in the global market for tail lifts. The German company MBB Liftsystems AG is headquartered in Ganderkesee / Hoykenkamp near Bremen and maintains distribution subsidiaries in Great Britain, France, Belgium, the Slovak Republic, and the US. With decades of experience in the development, production, and distribution of tail lifts, the company offers a comprehensive range of technically mature products that are well established in the market. In the 2007 financial year, MMB will generate revenues of around EUR 65 million, employing a staff of 260.

MBB works with dealers and/or distribution partners in almost 40 countries all over the world, the number of installed bases in the market of currently around 100,000 shows its strong market position.

The headquarters of MBB in Germany will become the centre of excellence for the continental European tail lifts of PALFINGER. RATCLIFF products, which are tailor-made for the British market, and the MBB location in the US, which also includes an assembly plant, will not be affected. The existing successful MBB management team will remain part of the company and will support its integration into the PALFINGER Group.

This acquisition matches PALFINGER's strategy to grow through internationalisation and diversification. MBB will be active in the secondary segment "HYDRAULIC SYSTEMS and SERVICES" of the PALFINGER Group as part of the TAIL LIFT division, thus giving stronger weight to this segment. PALFINGER will thus become one of the global top-three players with another product and be less dependant on regional and industry-specific fluctuations in the main business areas.

For further information please contact:
Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
lucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>

ACCESSION NUMBER:	9999999997-06-017860
CONFORMED SUBMISSION TYPE:	ARS
PUBLIC DOCUMENT COUNT:	1
CONFORMED PERIOD OF REPORT:	20051231
FILED AS OF DATE:	20060502
DATE AS OF CHANGE:	20060503
EFFECTIVENESS DATE:	20060502

FILER:

COMPANY DATA:

COMPANY CONFORMED NAME:	PALFINGER AG
CENTRAL INDEX KEY:	0001310883
STANDARD INDUSTRIAL CLASSIFICATION:	UNKNOWN SIC - 8880 [8880]

FILING VALUES:

FORM TYPE:	ARS
SEC ACT:	1934 Act
SEC FILE NUMBER:	082-34843
FILM NUMBER:	06013025

BUSINESS ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

MAIL ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----

END